QuickLinks -- Click here to rapidly navigate through this document
Filed by Polycom, Inc.
Pursuant to Rule 425 under
the Securities Act of 1933, and deemed
filed pursuant to Rules 14a-12 and 14d-2(b) under the Securities Exchange Act of 1934.
Subject Company: PictureTel Corporation
Commission File No. 001-09434

Question and Answer Period of the May 24, 2001 Polycom, Inc. Conference Call

Call Operator	Yes, thank you. Ladies and gentlemen if you wish to register a question for today's question and answer session, you will need to press the one (1) followed by the four (4) on your telephone, you will hear a three-toned prompt to acknowledge your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the one (1) followed by the three (3). If you are on a speaker phone, please pick up your hand set before answering your request. One moment please for the first question. Jason Ader from Thomas Weisel Partners, please go ahead.
Jason Ader
Q. Hi, guys. [Hi, Jason]. Oh, wow, I've got just so many questions I gotta order them in my head here. But I guess the first question is just, on what you said at the very last point there, Mike, on the calculation on the accretion or dilution what revenue estimate are you using for PictureTel there? I guess you said there are no, no revenue synergies were included in the calculation. Can you share with us kind of a, sort of a ball park revenue estimate just so we can get a sense of what the bar is that you need to beat in order to have some revenue synergies?

A. Yeah, you know, we're obviously in the process of going through some of the details in that area but we have done our modeling assuming what we believe to be a conservative revenue rate. I think what you could do there at this juncture is look at PictureTel's recent delivery of revenues and assume nothing too aggressive there, as you know we've taken a very conservative tack certainly in the first half of this year; some growth in the next half of the year; we're looking at some parallel concepts there, but clearly during the pending period PictureTel will be running independently. But as we move into 2002, as this would be the first full year together, you would assume that we would have some growth rates; it would be similar to what Polycom would expect in the video space, although for purposes of that accretion modeling, we did not assume that they would be at the same growth rate. So to achieve our growth rates we have previously estimated it would be north of what we used for the accretion model.
Jason Ader	Q. Okay, so you assumed some kind of discount to your growth rates for PictureTel's revenues?

A. Yeah. I think at this stage it's the right thing to do and, obviously, as Lew mentioned, this is an exciting area it's already 18% according to in-house research of the space and it's forecast to be growing at a robust level, so there's no reason why that has to be the destiny here but that's how we modeled it.
Jason Ader	Q. And you said break even to slightly accredited two quarters following the close, so if it closed in Q3 then we would assume Q1 would be when you would have the accretion effect?

A. Right. And if it were Q4, it would be Q2 and the reason that it would slide with the close is, of course, some of the actions that we would take and the rationalization we talked about, some of the things that we talked about would just require a little bit of time to complete.

Q. Absolutely, okay. And then in the, you talked about the $34.9 million subject to various release conditions, that was pretty vague. What can you, can you provide some detail there?

A. Yeah. I mean we're not disclosing all the details of that but that will be held in escrow and there would be various conditions that would release it but at this time, clearly, the expectation is that it will remain in escrow.
Q. Okay, and so the $15 million is going to be given right away?
A. Yes.

Q. Okay, and then the PictureTel, and maybe Lew you can answer this, on the overlap with the accord business, I know you guys are a reseller, what percentage of your revenues, of your product revenues say in the March quarter were actually from the Polycom network systems products?
A. In the neighborhood of $4 million dollars out of the nearly $35 I think that we reported, I'm sorry the $39 that we reported.
Q. Okay, so that's $4 million from accord or $4 million that you booked?
A. $4 million roughly from accord.
Q. So you booked maybe somewhere double that, in that kind of a range?
A. No, no that's at our reselling price. So that's what we, that's the revenue that we...
Jason Ader	Oh, okay.
A. ...and then of course the double effect there, Jason, was taken into consideration with the modeling that we did.
Jason Ader
Q. Right. Okay, I'm just trying to model it for myself. So accord, if you sell it at like a, you know, double mark-up then we can assume that accord was about $2 million of that, of your revenue, and accords revenue was two....?
A. We're not going to go into that, into discounts and repo relationships. Yeah, yeah but, I mean clearly there is a reseller's discount in there that would need to be considered, yes.
Q. Okay. Okay, and then a just one other question here. On the service business and 1414C, are you talking at all about those businesses and what your plans are?

A. Let me answer that one. Yeah. We've taken a lot of time to think that through. The service business and the 1414C, probably more of the 1414C, the NOCs (Network Operating Centers) versus the service business, are interesting because they do in some ways compete with our channel. We are going to work diligently together with the folks at 1414C, PictureTel and our resellers and our service providers to find an equitable solution for the end-user customers but I will reiterate we are dedicated to our channel and we'll find a good solution that everybody wins.
Q. Okay, so that sounds like you haven't totally made up your mind on exactly how all that's going to play out yet because....

A. Because I think we, you could say that we have no intention of competing with our channels.
Jason Ader	Q. Okay. Thanks.

A. Alright, thanks Jason. Yeah, and that was on the NOCs, not the service side. I mean the service side we see a lot of value to that we want to be, there's second and third level service businesses that we clearly are going to keep and intend to back-up the reseller channel with.
Call Operator	Q. Doug Whitman with Whitman Capital, please go ahead.
Doug Whitman
Q. Hi, it's Doug, I'm here with Dave. We had a couple of questions. The first would be about, if you could talk about the channel and a little bit, kind of a long-term video strategy that you guys want to pose as far as distribution and where do you want to be as far as, obviously PictureTel has been a lot more direct historically than Polycom, and I guess that Dave, you had a second question on Sharp?
Dave	Q. Just a, what will you do with the new PictureTel 600 Series product, and also the GMS scroll metric software how soon will you be able to get that up and running on PictureTel Endpoint?
Doug Whitman
Q. And last question. Historically, you guys have been very efficient manufacturers in your outsourcing, can you talk about some of the potential cost savings that you have given the increased volume by being put together?

A. Certainly. So, in terms of the manufacturing, we are, we will work expeditiously after the close to move more close to most of what, PictureTel does do somewhat similar in manufacturing, they're not completely the way we do it. We do believe there's cost savings associated with that, we haven't quantified that, we're not ready to quantify that, we need to get some time to do negotiations. We would have increased leverage in terms of certain chips, certain devices, certain peripherals that we use in common. We would move to a more complete contract manufacturing process than is currently in place. We would do that in concert with the team in Andover, and it would happen fairly expeditiously after the close but we would work in concert with the current suppliers, with the team to come up with a great solution. In terms of GMS, I would say that we will work, I don't know how fast after close, again, we will not be working together implementing until after close, after close though it is our intent to support all of the PictureTel endpoints with GMS and, you know, we're in the process right now of planning that execution and understand what it will take to get that done. I think I got lost on one of these questions. And the channels, again, we're a reseller based organization. There are customers that are dependent on PictureTel but we are dedicated to the reseller model. And I want to pass to Lew because I think he has a few comments on PictureTel and how they've changed over the years.
Lew
A. Yeah, especially over the last year we have been very much focused on being far more channel friendly and we do very little business on a direct basis anymore. There are the rare exceptions, often they're not early adopters of unique technology because they help us during the development cycle and the beta testing, however, we work through our channels, we work through channels very effectively and we feel that it's a very good opportunity for our channels to broaden their offerings, actually. I think that the overall message is that I think we all want it delivered. We're going to be able to provide a broader solution for customers, there's going to be significant technology synergies with things that we both can put together to produce better features, better functionality, ease of use and either a PC based platform or an appliance based platform that will be to the real benefit of our customers.

Q. One follow-up question, and also just congratulations to both PictureTel and Polycom for coming together and the folks down in Austin and up in Andover. But, you know, one of the things I'm excited about is that PictureTel has obviously had great service and support, particularly, you know, internationally, can you talk a little bit about how you can coordinate that to, for the entire Polycom organization now?

A. Again, reiterating that we believe in our channels and we will support our reseller base, we do believe that there's some significant opportunities associated with some of the ways that PictureTel does business particularly internationally that'll be great back-up to the channels that we currently have. It looks like it could be a very, very strong team combined with the Polycom team. We'll have an outstanding service offer both, you know, significantly in support of our resellers.

A. Yeah, ah, the thing that I think is really exciting about this is the fact that both companies are very much dedicated to the growth of this industry and the adoption of video, especially the adoption of video over IP, and we feel that it is important to wrap a customer in service to make sure that they get everything they need. And our channels actually resell our services to support their customers. In order for them to grow, they need to make sure that they're taking the complexity out of the implementation and out of the execution of their video strategy, and our service organization helps very much, not only in the traditional break/fix arena but in the integration of the video as well as room design and whatever it takes to satisfy a customer's needs and we feel, by having this multi-platform approach we can actually enhance the traditional pick-one-or-the-other concept. So this is good for everyone.
Hello? Conference call operator are you there?
Call Operator	Yes, Scott Sutherland of Wedbush Morgan, please go ahead.
Scott Sutherland	Q. Hi, guys. It's Scott. Congratulations on the acquisition, looks definitely like a strong company's coming out of this.
A. Alright, thank you.
Scott Sutherland
Q. Just to go a little bit deeper on some of the software synergies, including the global management system, you talked about leveraging the same user interface, using audio software codes that we leveraged in all the products.

A. You know, one of the things that we see out of this acquisition is significant technology time to market solutions and there's certainly, if we look at the two technical teams, we've certainly had some chances over the last couple of weeks to chat about this and we think that there's good combination there. The audio codes, the new codes that have come out from PictureTel certainly are impressive, we look forward to integrating those onto our platform, our appliance based platform. Some of the multi-point stuff that we do in our view station line can translate over into the iPower platform, so that we feel a lot of great synergy. The engineers, I think, are very focused on creating a great solution for the customer and I think we're going to really enjoy, our customer base is going to really enjoy some great new features and functionality. In terms of the interface, I don't think we know yet how we would integrate the user interface, I think we're very comfortable that the appliance base systems are oriented the way that we've got them. And we'll have to look at on how that will work on the iPower platform. We think both user interfaces today are very, very good, they're strong user interfaces; they are different, one uses the keyboard and also has a remote, obviously the Polycom uses a remote. So I think we're very dedicated to ease of use because ease of use will drive deployment. The easier these products are to use the more comfortable people will become in using in an ad hoc environment. On the desktop, there's a lot of things that we will pick up from PictureTel's PC based system so, all in all, we see great synergies on the technology side.

Q. Could you talk a little bit about how, what kind of vertical markets that this acquisition gets you more progress moving towards?

A. There's three verticals there, that we focus on. I'm going to pass this off to Lew as well. The three focuses of Polycom in vertical size are distance learning, tele-medicine and government. We have a very strong position in all three of those areas as does PictureTel. I think that the important message here is depending on the solution set, that the customer needs, we could, with this combination we can grab the right solution or combination of solutions for one customer and what's nice about that is there's going to room that require obviously an appliance solution and other rooms that require more intensive PC oriented collaboration devices and we'll be able to deliver both. Lew maybe you could speak to a bit of, I know you spend some work on verticals.

Sure. I don't know if I definitely have to cause I think you just read my notes. So I think you did a great job. Um, but we see the verticals the same way and as a matter of fact most of the competition in the marketplace sees them lined up the same way. What we like is the fact, when you're using a PC architecture it allows the connectivity tool to bring all sorts of peripherals in and I think as we put the two engineering teams together we'll find ways to have that connectivity both on the appliance side of the world as well as on the PC side of the world allowing people to make exactly what they need to solve whatever critical issue and mission critical issue that they have. So, we address the same exact vertical but depending on their needs, their requirements, their storage issues, um we'll make sure as a combined entity that we provide the best solution for the customer regardless of which solution it is.

You know, many of our customers have already asked us, in fact in the last telecom I think we've talked about it in other conference calls, um, have asked us to make these products as simple and as easy to use as the phone with all the feature sets as the phone and that requires a combination of what the solution that comes from the infrastructure of the network systems and the end points, but to go a step further there's also requirements to do collaborative work and that's what, this is now all three of these pieces come together and we really believe that this, the engineers, the marketing folks when they get a chance to work with all three of these platforms create an enormous solution for the customer and a very flexible solution that could be tailored to solve whatever customer problem they happen to be having in their communication's world.

Q. As I look at your, um, network infrastructure products from accord, um, in the past PictureTel sat in the middle and they distributed to their resellers. Do you see some gross margin improvement by, uh, you know going direct to their resellers now with those products?

A. What clearly, I mean there's a mechanical, um, yield out of that. Um. Let me ask Mike to address that though.
Mike
A. Right. I think that clearly there would be that, I mean we're not considering that in our analysis but clearly there would be some of that. Um, but I think that um what this really would show is there might an opportunity to grow this um business even bigger as we get even closer and closer to the channel network that PictureTel had in addition to the obvious success we've had with the Accord Platform with our incumbent channels.

I think it's really important also to recognize that we're in a converged network. We've got elements of circuits switch and elements of IP where in some locations we've got a full IP implementation, um, in others we've got a full circuit switch implementation and obviously both of those world's have to talk. What's really unique about this with the combination is that we'll really be able to serve our customer base a lot better with, in a more of a solution sale environment, a consulting sale, uh, because you know these are interesting challenges for organizations as they move from a pure mode to a mixed mode to a, back to a pure mode with IP. So this is a really a good move. We believe this combination has real synergy in that area.

Q. One last question pertaining just to Polycom. You know, it seems like the markets have definitely gotten a little better in Quarter 2. Can you talk about, you know, last quarter you gave somewhat of a vague outlook for the second half. Can you talk about your confidence in the second half of this year now, and the levels of inventory and the channels?
A. Mike would you um...?
Mike
A. Sure, I can tell you then Bob and feel free to add onto it as well. As far as the second half of the year goes, uh, we very much have the same perspective that we talked about in on April 25th in our last call. Clearly there's opportunity here in video this is a great indication of the real opportunity that's out there to take video to a level where it's never been. We also have the entire voice over IP business that as we talked about begins to roll out this quarter and really begins to start to roll out in the back half of the year as well into full roll-out. So, a lot of opportunities in the back half of the year which I think have fueled our optimism on April 25th and frankly still does. So that's where we are on that so we remain cautiously optimistic as we talked about on April 25th about the second half of the year. As far as the channels as we talked about in the Q and A of the last call, um, the uh, there was some channel adjustment in the first quarter as we talked about um and uh about that time we talked about that we were not all the way through that process and uh that's very much the case. That would continue and based on that at that time we'd indicated what our expectations were on the various business areas.
Q. Okay, so you think, you're saying by Q2 really working those issues out?
A. Yeah, I think that the preponderance of the issues get worked through in the first half of the year and again we're optimistic about the Q3 and Q4 period.
Okay, great. Thanks.
Thank you.

Call Operator	Brian Alger from Pacific Growth Equities. Please go ahead.
Brian Alger	Congratulations guys. Good Acquisition.
Alright. Thanks Brian.
Brian Alger	Q. Um. Couple quick question on the math. Um. The $15 million loan and the 34.9 cash that you're putting in escrow. Is that included in the $176 million cash payment.

A. No. No. The expectation is, again, we will be turning over the $15 million here shortly. Uh, the 34.9 goes into escrow. Uh, expectation based on modeling is mentioned in the prepared remarks was that it would be largely available as our expectation of when the transaction would be anticipated to close. So, no, that is netted out. PictureTel also has a cash balance now unrestricted in the, uh, of north of 30 million off their last public statements and um so our expectation is roughly net neutral as we close the transaction.

Q. Okay, and I haven't seen the recent um numbers coming out of Wainhouse but as combined um market share between the two companies, where do you think the video conferencing market share for both desktop and group conferencing is going to put you guys?

A. What I found interesting in the latest research that I received in red was the different companies that have appeared on the horizon. We saw that um a recent announcement from Sun that they intend to offer a voice video and integrated data solution. We certainly know of other large companies that are involved, Sony as well. So, it depends on how you cut it. I mean, if you look at the traditional way of looking at this, the share is going to be north of 50 and the group video conferencing business, I'm not sure where it calculates out on the uh desktop cause I haven't seen the latest numbers on the desktop side. Um, but what's really important is to understand that this is not a small market. This is a market that attracted the attention of very large companies, um, and this coming together is very important to operate in this larger communications environment. Uh, there's not a press release or a um, a notification, an article that comes out, hardly ever that doesn't talk about voice video and integrated data. Um, this is an opening up field we believe we've really achieved the attention of both the end-user customers the gate keeper customers, the people who build networks and provide solutions. I think that over the next few years, the next few quarters, people will recognize the productivity improvement they can get from this technology and the competition with, from those of the likes of Sony, Sun and other's. And Sun is a good customer, so um, you know, but they do recognize that there's value there and um and there's a lot more people that are starting to look at this um. So, I think that when we look at it in the traditional way, um, you know, we should open up to the way I think in the latest Wainhouse research report that talks about it as a very, as a large industry with a lot of big communications companies involved in this.

Q. Okay. You mentioned there's some competitors out there. Obviously one of them made some claims this morning, uh, towards PictureTel. I haven't seen any uh official statements. Do you guys want to take the opportunity here?
A. We don't comment on any, on any issues associated with that kind of an action, and that is our policy.

Q. Fair enough. And finally, is Craig's group going to be working with the group in Andover prior to the close regarding R&D efforts or are we going to be waiting till a full completion in the acquisition to get kind of a synergies working through uh new product development?

A. Yeah. I don't want to get too technical in the answer. We certainly will be talking and planning. Uh, we hope to be able to at the time of close to implement, um, so there's going to be some good discussion going on. But the companies are going to operate independently, um, until close, and um, and as such there'll be, you know there's gotta be some careful planning and that will happen. So, yes. I believe... Michael Kenoyer and Craig Malloy will be involved with the folks up in Andover in the planning, and strategic thinking. Thank you.
Great. Thanks guys.
Sure. Fine.
Call Operator	Mike Lynch with Morgan Stanley. Please go ahead.
Q. Yeah. Can you talk about the number of channel partners PictureTel has right now?
A. Let me pass that question to Lew.
Lew
A. Um. Number of channel partners we have is not dissimilar to the number that Polycom has. The um, the biggest difference in that is the change. We've moved to a lot of smaller and a lot of AV type channel partners more so than the traditional telecommunications channel as we've migrated from the appliance based platform over to the uh PC centered platform. So, we think we've there's a lot of pick-up and opportunity to build a business based on the diverse customer base as we put the two companies together.
Q. Okay. And, um, can you talk about your big customers versus Polycom's big customers? Can we get a sense of overlap and opportunity here?

A. I would hazard to say when it comes in the Fortune 500 arena there's very few shops anymore that are totally brand loyal to one customer. I mean, to one vendor or another. Prime example, a month or so ago, Polycom announced that IBM is their customer. They're also our customer. They're one of the largest video deployments there is. So, it, people buy a product and the service and the solution, it fits the need of the environment that they're putting it in. So, depending on the environment is the right choice. What we're doing by putting these two businesses together is to make sure that they have an opportunity to have everything work in the smoothest end to end possible environment, and that's what we can do together.

A. I think that speaks to the potential expansion of this market because the breath of the way people are using this technology to solve their problems to improve their work productivity is growing. And they're being more creative in the ways they want to solve those problems and the unique opportunity is to put these two companies together and to be able to address a larger portion of that, solutions that customers need.

Q. Great. Can you talk about desktop a little bit? Is there an overlap with your desktop products? Is there any threats or opportunity to work with the standard PC platforms? Maybe from someone like Intel wanted to get into the business. Talk a little about what your plans are there.

A. Well, I can't speak to Intel's aspirations in this area. I do think that when you look at the base technology that both companies bring together, it does help us to address better a desktop solution. We obviously, Polycom is very proud of it's video solution and our GMS platform that supports it. And PictureTel obviously has some good technology to work on in this intense collaborative environment I'm guessing more on the unique, on the individual basis a work station but......
Bob
A. ...and when you take a look at our product platform, we started really with the high end of iPower with the PictureTel 900 Series which is for the very, the large room for the people that need the most robust horse power in the PC itself. We recently introduced our 600 Series which is base on the Celeron processor for a smaller room environment for different types of applications. We expect to migrate the user interface and many of the features and functions in iPower down to the desktop and I would hazard to say over the long haul, as we put two companies together, the plans that we have in our roadmap will migrate more toward the unified platform. But, I don't think we are in any position today to describe exactly where that is going to take us.
Mike Lynch	Q. Can you talk about the number of employees at PictureTel? I didn't catch that and what the plans to streamline that operation through headcount maybe.
Lew	A. Well, you could speak to the number of employees there are.
Bob	A. There are approximately 750 employees as we speak and I think it might be a little too soon to get into specific detail.
Lew	A. I think it is premature.
Bob
A. Remember, in the next few months until we close this transaction, we really are two separate companies and we need to operate as such and we need to maximize every opportunity to sell and quite frankly during this process to some extent, we are competitors. Albeit, we've gotten much friendlier in the last week but we still are competitors and our sales force will go out and do whatever it takes to make sure that our platform gets visibility in the marketplace. No different than the Polycom sales people do.
Mike Lynch	Q. That's great. Bob, you gonna change your sales pitch against PictureTel now as far as the benefits of the PC platform?
Bob	Thank you for that question.
Bob
A. I think that we would, myself as well as our team, will continue to explain and promote the performance of our product as I expect Lew and his team will on theirs. I think what we are trying to tell you here is that we both see value in each other's platform and that the solution and the creativity required to expand the market and to deal with an expanding market and to deal with this greater competition coming from these much larger companies is that we have a broader solution. And, there are people who do want a PC platform. There are applications that require a PC and we will acknowledge that and I think that we'd all acknowledge that there's also applications that require and appliance basis.
Mike
And I think you can go back to my, beginning of my opening remarks. We do really have very similar corporate DNA. We approach the market in very similar fashion. We're a very similar organization and while we have had interesting conversations over the appropriate platform...

(Side B of tape)

... whether we decided to compete on the stand alone entity or team up with someone else. And, we have very much always been a best in class company and that's what we really chose when the opportunities were put in front of us and that's why we are here today.
Mike Lynch	That's great. Thank you.
Thank you Mike.
Call Operator:	Ladies and Gentlemen, once again if you do have a question please press the 1 followed by the four.
Once again, ladies and gentlemen, if you do have a question, press the one followed by the four.
Mark	Since there's no, it sounds like there's no more questions.....
Call Operator:	We have one sir...would you like....
Mark	Oh, we do. Okay.
Call Operator:	Mr. Jeff Bergman from Milton Partners please go ahead.
Jeff	Q. Hi, could you discuss timing again on this and what regulatory process you need to go through.
Bob	Certainly, Mike would you...
Mike
A. Sure, our expected timing on this is the expected third or fourth quarter of this year. That's what we anticipate. We don't have further delineation at this point. Clearly, there are various regulatory requirements including, you know, the HSR filing process, etc. and so we will be, we'll be obviously following that closely, getting those filings done, and our as I said our expectation is this should close in the next several months.
Jeff	Q. Okay, and your convertible, redeemable preferred gets converted into what?
Mike	A. Into common.
Jeff	Q. At what ratio.
Mike
A. It depends on various conditions it can hold the maturity, that's one destiny here but on a conversion basis it depends on the conditions and those are two different levels. One level is very similar to the $6.42 a share that we talked about and another condition is less than that.
Lew	A. And much of that is driven by PictureTel's fiscal responsibility.
Jeff	Q. Okay. Are there any performance tests in the agreement or walkways.
Mike
A. There's some standard mat conditions in the agreement and, uh, but nothing out of the ordinary from that perspective. We have concluded our due diligence process, etc., so it's fairly straight forward from that perspective.
Jeff	Q. Okay, and then can you discuss how you guys got together? I mean, when did you start discussions and such? It sounded like it heated up a lot in the last week but did you start talking...

Mike	A. I don't recall exactly the exact timing but this has been a very rapid process relating to a letter that we sent to PictureTel.
Jeff	Okay, thank you.
Mike	Thank you.
Call Operator	Gentlemen, I am showing no further questions at this time. Please continue with your presentation or any closing remarks.
Bob	Thank you very much for participating in today's call. We appreciate your interest as we continue to drive Polycom to the next level. We'll see you next time.
Group	Thank you. Bye bye, thanks.
Call Operator	Ladies and gentlemen, that does conclude your conference call for today, we thank you for your participation and ask that you please disconnect your line.

Forward Looking Statements

    This release includes forward looking statements about the PictureTel acquisition, including statements about the timing of the completion of the acquisition, the company's expectation that it will be slightly accretive in 2002, and the impact of the acquisition on Polycom and PictureTel. These statements involve many risks and uncertainties, including risks associated with the acquisition, including the potential inability to satisfy the closing conditions for the acquisition, potential difficulties in the assimilation of the other distribution channels and other operations, strategies, technologies and products of the acquired company, the risk of loss of key personnel of the acquired company, diversion of management attention from other business concerns, risk of entering new markets associated with PictureTel's partners, including the risk of variations in quarterly operating results due to the timing of significant orders and other factors, significant current and expected additional competition and the need to continue to expand product distribution, particularly in the IP channels and internationally, and risk that the foregoing and other factors will not yield the expected accretion in the future. Further risks are detailed from time to time in Polycom's SEC reports, including the Form 10-K, for 2000, and subsequent Form 10-Q filing and PictureTel's SEC reports, including the Form 10-K for 2000, and subsequent Form 10-Q filing.

    Polycom and the Polycom logo design are registered trademarks and ViewStation is a trademark of Polycom, Inc. in the U.S. and various countries. PictureTel is a registered trademark and iPower is a trademark of PictureTel. ©2001 Polycom, Inc. and PictureTel Corporation. All rights reserved.

Additional Information

    We urge investors and security holders to read the following documents, when they become available, because they will contain important information about Polycom, PictureTel, the proposed acquisition and related matters:

  •
  Polycom's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials;

  •
  Polycom's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information; and

  •
  PictureTel's Solicitation/Recommendation Statement on Schedule 14D-9.

    Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Polycom and PictureTel file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom and PictureTel at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800.SEC-0330 for further information on public reference rooms. Polycom's and PictureTel's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

###

QuickLinks

Question and Answer Period of the May 24, 2001 Polycom, Inc. Conference Call